UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April, 24 2025

ENTREX CARBON MARKET, INC

FKA/UHF LOGISTICS GROUP, INC.
(Exact Name of Registrant as Specified in Charter)

Nevada	001-363598	84-2099590
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 East Palmetto Park Rd, Suite 800, Boca Raton Fl 334323

(Address of Principal Executive Offices)

(561) 465-7475
(Registrant Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (CFR 240.14d-2(b)) [ ]

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [X]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [X]

Item 1.01.   Entry into a Material Agreement.

General

Entrex Carbon Market, Inc (OTC:NTRX) executed a letter of intent to establish the Entrex Oil and Gas Market to securitize oil and gas royalty securities while making a market to find, research, track, manage and trade the revenue enhanced fixed income securities.

Approximately one trillion dollars of oil and gas royalties exist today which lack standardization and consolidation into a centralized structure.   The intent is to assemble, through Entrex's regulatory compliant technology platform, a platform to simplify the purchase, trade and assembly of baskets of oil and gas securities similar to the methodologies used in the mortgage-backed securities marketplace.

The license agreement for the Oil and Gas Market follows the same commercial framework as other Entrex platforms, including a $31 million technology license while also under the agreement, Entrex (OTC: NTRX) retains an option to acquire the licensed entity at 11.6x trailing twelve-month EBITDA once a minimum threshold of $15 million EBITDA is achieved


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 24, 2025

ENTREX CARBON MARKET, INC

By: */s/ Stephen H. Watkins*
Name: Stephen H. Watkins
Title: Chief Executive Officer